Filed Pursuant to 424(b)(5)
Registration No. 333-232167

Prospectus Supplement
(To Prospectus dated June 17, 2019)
Biohaven Pharmaceutical Holding Company Ltd.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 17, 2019 (as supplemented or amended from time to time, the “prospectus”). This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the New York Stock Exchange under the symbol “BHVN”. The last reported sale price of our common shares on March 12, 2021 was $81.54 per common share.
Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3 of the accompanying prospectus and in the documents incorporated by reference into the accompanying prospectus before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
March 15, 2021

TABLE OF CONTENTS
Prospectus Supplement

Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
DESCRIPTION OF SHARE CAPITAL	S-2

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is a supplement to the prospectus dated June 17, 2019. For more information about the accompanying prospectus and the registration statement of which it is a part, see “About This Prospectus” in the accompanying prospectus.
You should read both this prospectus supplement and the accompanying prospectus, together with any post-effective amendments to our Registration Statement on Form S-3 filed on June 17, 2019 (the “Registration Statement”), and the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” in the accompanying prospectus.
You should assume that the information contained in this prospectus supplement is accurate as of the date on the cover page of this prospectus supplement only and that any information we have incorporated by reference or included in the accompanying prospectus is accurate only as of the date given in the document incorporated by reference or as of the date of the prospectus, as applicable, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any sale of our securities. Our business, financial condition, results of operations, and prospects may have changed since that date.
Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “Biohaven,” “the Company,” “we,” “us,” “our,” or similar references mean Biohaven Pharmaceutical Holding Company Ltd. and our subsidiaries, on a consolidated basis.
S-1

DESCRIPTION OF SHARE CAPITAL
The following information updates the information set forth under “Description of Share Capital” in the accompanying prospectus.
The following descriptions are summaries of the material terms of our amended memorandum and articles of association. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the memorandum and articles of association. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our memorandum and articles of association, which are incorporated by reference into the Registration Statement of which the accompanying prospectus is part.
General
We are a company incorporated in the British Virgin Islands on September 25, 2013, and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.
Authorized Share Capital
Our memorandum and articles of association authorize us to issue up to 210,000,000 shares, divided into four classes as follows: 200,000,000 common shares, no par value, 3,992 Series A preferred shares, no par value (the “Series A Preferred Shares”), 3,992 Series B preferred shares, no par value (the “Series B Preferred Shares”), and 9,992,016 preferred shares, no par value. Our board of directors may establish the rights and preferences of the preferred shares from time to time. As of March 8, 2021, there were 61,932,668 common shares issued and outstanding, held of record by 100 shareholders, 2,495 Series A Preferred Shares issued and outstanding, held of record by a single shareholder, RPI Finance Trust (“RPI”), no Series B Preferred Shares issued and outstanding and no undesignated preferred shares issued and outstanding.
Common Shares
Holders of common shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors.
Holders of common shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the preferential rights in respect of the Series A Preferred Shares, the Series B Preferred Shares or any other preferred shares. Holders of common shares do not have any preemptive or other rights to subscribe for additional shares pursuant to our memorandum and articles of association.
All holders of common shares are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the company, subject to the preferential rights in respect of any preferred shares.
The memorandum and articles of association permit the board of directors to authorize the redemption, purchase or other acquisition of the common shares. All outstanding common shares are fully paid and nonassessable.
Holders of common shares have no conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common shares. The rights, preferences and privileges of the holders of common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate in the future.
Preferred Shares
Our board of directors has the authority, without further action by our common shareholders, but subject to certain matters reserved to the holders of the Series A Preferred Shares and the Series B Preferred Shares, to issue up to 9,992,016 preferred shares in one or more other series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common shares and the voting and other rights of the holders of our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of common shares until the board of directors determines the specific rights attached to the preferred shares.
Series A Preferred Shares
In April 2019, we sold 2,495 Series A Preferred Shares to RPI at a price of $50,100 per preferred share pursuant to a Series A preferred share purchase agreement (the “Preferred Share Agreement”). The gross proceeds from the transaction were $125 million, with $105 million of the proceeds used to purchase a priority review voucher issued by the United States Secretary of Health and Human Services to potentially expedite the regulatory review of the new drug application (“NDA”) for the orally dissolving tablet (“ODT”) formulation of rimegepant and the remainder of the proceeds to be used for other general corporate purposes.
Series B Preferred Shares
In August 2020, we entered into Series B preferred share agreement with RPI, pursuant to which RPI will invest in the Company through the purchase of up to 3,992 Series B Preferred Shares at a price of $50,100 per share. The gross proceeds from the transaction with RPI will be used for the clinical development of zavegepant and other general corporate purposes. The Series B Preferred Shares will be issued in quarterly increments from March 31, 2021 to December 31, 2024.
Mergers and Similar Arrangements
Under the laws of the British Virgin Islands, or the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act, or the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.
While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.
A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.
Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.
Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to our memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.
The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.
After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.
A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.
Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.
Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.
Our memorandum and articles of association include protections for the Series A Preferred Shareholders and the Series B Preferred Shareholders in the event that we wish to enter into a merger or consolidation which adversely affects the Series A Preferred Shares or the Series B Preferred Shareholder, as applicable.
Shareholders’ Suits
There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:
Prejudiced Members
A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, among other things, for an order that his shares be acquired, that he be provided compensation, that the court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.
Derivative Actions
Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the court, bring an action in the name of the company to redress any wrong done to it.
Just and Equitable Winding Up
In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.
Indemnification of Directors and Executive Officers and Limitation of Liability
Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or
•is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.
These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-takeover Provisions in Our Memorandum and Articles of Association
Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Yet, under BVI law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as they believe in good faith to be in the best interests of our company and in accordance with directors’ duties under BVI law, which are summarized below.
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to us by our directors in addition to other relief.
Shareholder Action by Written Consent
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law allows for the same election to be made and we have eliminated the option for a written consent of our shareholders under our memorandum and articles of association (except for any class consent of the Series A Preferred Shares or the Series B Preferred Shares).
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our memorandum and articles of association allow our shareholders holding not less than 10% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association provide that at least one meeting of shareholders must be held each year and our memorandum and articles of association do permit the chairman of the board of directors, the chief executive officer or a majority of the directors acting by resolution to call such meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders passed by sixty six and two-thirds percent (66 2/3%) of the then outstanding common shares entitled to vote generally at a meeting for the election of directors at a meeting called for the purpose of removing the director or for purposes including the removal of the director.
Transactions with Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute. However, our memorandum and articles of association includes protections related to transactions with interested shareholders.
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, subject to certain exceptions, the rights of any class or series of shares may be varied with the consent in writing of all the holders of the issued shares of such class or series or by resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI, subject to certain amendments which would require the consent of the Series A Preferred Shares or the Series B Preferred Shares, as applicable, our memorandum and articles of association may be amended by a resolution of shareholders passed by the holders of at least seventy-five percent (75%) of the then-outstanding shares and by a resolution of directors, subject to certain statutory restrictions. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.
Stock Exchange Listing
Our common shares are listed on the New York Stock Exchange under the trading symbol “BHVN”.